FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: August 22nd, 2003

Information furnished on this form:
- Report filed with the Tokyo Stock Exchange concerning the creation of the securities-based employee retirement benefit trust

August 22, 2003

Announcement concerning the Creation of the Securities-based Employee Retirement Benefit Trust

    At the meeting of the Board of Directors of NEC Coporation ("NEC") held today, it was resolved that NEC will create a securities-based employee retirement benefit trust (the "Trust") and transfer to the Trust additional shares of Nippon Electric Glass Co., Ltd ("Nippon Electric Glass") to make NEC's pension healthy.

    Since NEC maintains voting rights in the shares under the Trust, the relationship between NEC and Nippon Electric Glass will remain unchanged after the transfer.

1. Scheduled date of the creation of the Trust: August 25, 2003

2. Shares to be transferred and changes in shareholding ratio

Securities	Number of the shares before additional transfer	Number of the shares to be additionally transferred	Number of the shares after additional transfer	Shareholding ratio
				Before additional transfer	After additional transfer
Common Stock of Nippon Electric Glass Under the name of NEC Under the name of the Trust	24,033,000 31,900,000	(-) 16,000,000 (+) 16,000,000	8,033,000 47,900,000	15.0% 20.0%	5.0% 30.0%
Total	55,933,000	0	55,933,000	35.0%	35.0%

3. Amount of the creation of the Trust: approximately JPY 19.0 billion

4. Effect on the financial results for the first half of the fiscal year ending March 31, 2004:

    The profit on the creation of the Trust as a result of the additional transfer above has been reflected in NEC's non-consolidated financial results forecast announced on July 31, 2003.
    There will be no effect on NEC's consolidated financial results since such profit shall not be posted in the accounting principles generally accepted in the United States.